EXHIBIT 99.3


                          VIDEO SENTRY CORPORATION LOGO

Dear Video Sentry Owner:



         You are cordially invited to attend a Special Meeting of Shareholders (the "Video Meeting") of Video Sentry Corporation ("Video") to be held on February 6, 1997, at 10:00 a.m. at the offices of Winthrop & Weinstine, 3000 Dain Bosworth Plaza, 60 South Sixth Street, Minneapolis, Minnesota.

         At the Video Meeting, you will be asked to approve the merger of Video and Knogo North America Inc. ("Knogo") pursuant to an Amended and Restated Agreement and Plan of Reorganization and Merger, dated as of November 27, 1996, as amended by Amendment No. 1 to Amended and Restated Agreement and Plan of Reorganization and Merger, dated as of January 10, 1997 (collectively, the "Merger Agreement").


         Upon completion of this merger:

         o Video and Knogo will become wholly-owned subsidiaries of a new holding company named Sentry Technology Corporation ("Sentry");

         o each outstanding share of Video Common Stock will be converted into the right to receive one share of Sentry Common Stock; and

         o each 1.2022 outstanding shares of Knogo Common Stock will be converted into the right to receive one share of Sentry Common Stock plus one share of Sentry Class A Preferred Stock.

         A detailed description of the Merger Agreement and the proposed merger are set forth in the accompanying Joint Proxy Statement/Prospectus, which you should read carefully.

         After careful  consideration,  your Board of Directors  has  determined that the transactions contemplated by the Merger Agreement are in the best interests of the shareholders of Video. Accordingly, the Board has approved the Merger Agreement and recommends that all Video shareholders vote for its approval. I firmly believe, as does your entire Board of Directors, that combining the complementary business, management and financial resources of Video and Knogo will create a company that is even better positioned to meet the increased challenges of the security, surveillance and theft detection industries.

         Your vote is important. Failure to vote or to return your proxy card will have the same effect as a vote against the merger. Therefore, whether or not you plan to attend the Video Meeting in person and regardless of the number of shares you own, I urge you to complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. You may, of course, attend the Video Meeting and vote in person, even if you have previously returned your proxy card.

                                                  Sincerely yours,

                                                  Robert D. Furst, Jr.
                                                  Chairman and
                                                  Chief Executive Officer


January 23, 1997



                             YOUR VOTE IS IMPORTANT
                     PLEASE SIGN, DATE AND RETURN YOUR PROXY